UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 1-32575

Shell plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organization)

Shell Centre
London, SE1 7NA
United Kingdom
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Director/PDMR Shareholding

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU AND UK MARKET ABUSE REGIME

May 09, 2022

1. Details of the person discharging managerial responsibilities/person closely associated
First Name(s)	Huibert
Last Name(s)	Vigeveno
2. Reason for the notification
Position/status	Downstream Director – Executive Committee
Initial notification/amendments	Initial Notification
3. Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Full name of the entity	Shell plc
Legal Entity Identifier code	21380068P1DRHMJ8KU70
4. Details of the transaction(s) section to be repeated for (i) each type of instrument, (ii) each type of transaction, (iii) each date, (iv) each place where transactions have been conducted
Description of the financial instrument	Ordinary shares with a nominal value of €0.07 each
Identification Code	GB00BP6MXD84
Nature of the transaction	Disposal of shares
Currency	EUR
Price (Average)	€27.126282
Volume	16,357
Total	€443,704.5947
Aggregated information: For full breakdown see table at the end of this notification.
Volume Price Total	16,357 €27.126282 €443,704.5947

Date of Transaction	09 May 2022
Place of Transaction	Euronext Amsterdam

Anthony Clarke
Deputy Company Secretary

ENQUIRIES

Shell Media Relations
International, UK, European Press: +44 20 7934 5550

Full breakdown of transaction

Total Quantity	Price (€)	Total for trade (€)
1120	27.1475	30405.2
307	27.15	8335.05
315	27.16	8555.4
67	27.16	1819.72
543	27.1425	14738.3775
336	27.145	9120.72
307	27.145	8333.515
321	27.14	8711.94
258	27.13	6999.54
464	27.13	12588.32
504	27.135	13676.04
373	27.1	10108.3
332	27.095	8995.54
306	27.115	8297.19
105	27.115	2847.075
114	27.115	3091.11
563	27.12	15268.56
214	27.12	5803.68
6	27.12	162.72
381	27.125	10334.625
319	27.105	8646.495
310	27.1	8401
419	27.12	11363.28
38	27.12	1030.56
247	27.12	6698.64
126	27.12	3417.12
68	27.12	1844.16
524	27.115	14208.26
113	27.115	3063.995
26	27.115	704.99
264	27.125	7161
556	27.115	15075.94
333	27.11	9027.63
685	27.12	18577.2
518	27.13	14053.34
475	27.125	12884.375
144	27.125	3906
121	27.125	3282.125
61	27.135	1655.235
466	27.135	12644.91
290	27.145	7872.05
481	27.135	13051.935
120	27.135	3256.2
186	27.1325	5046.645
91	27.125	2468.375
122	27.12	3308.64
346	27.1225	9384.385
126	27.13	3418.38
109	27.13	2957.17
346	27.13	9386.98
49	27.135	1329.615
124	27.14	3365.36
19	27.14	515.66
148	27.145	4017.46
29	27.145	787.205
21	27.15	570.15
93	27.155	2525.415
61	27.155	1656.455
164	27.1425	4451.37
19	27.135	515.565
19	27.13	515.47
18	27.125	488.25
31	27.12	840.72
36	27.1125	976.05
17	27.11	460.87
44	27.105	1192.62
73	27.095	1977.935
9	27.105	243.945
13	27.105	352.365
20	27.105	542.1
11	27.11	298.21
12	27.11	325.32
6	27.11	162.66
2	27.115	54.23
1	27.075	27.075
16	27.075	433.2
4	27.075	108.3
3	27.075	81.225
24	27.08	649.92
5	27.08	135.4
6	27.08	162.48
12	27.08	324.96
19	27.045	513.855
20	27.05	541
4	27.05	108.2
19	27.05	513.95
23	27.055	622.265
14	27.055	378.77
4	27.05	108.2
3	27.05	81.15
10	27.05	270.5
44	27.04	1189.76
14	27.035	378.49
8	27.045	216.36
12	27.045	324.54
14	27.045	378.63
7	27.045	189.315
10	27.05	270.5
14	27.05	378.7
26	27.05	703.3
10	27.05	270.5
7	27.06	189.42

Total shares traded	Weighted Average price (€)	Total sale value (€)
16,357	27.126282	443,704.5947

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statement on Form S-8 of Shell plc (Registration Number 333-262396).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shell plc
(Registrant)

Date: May 10, 2022	/s/ Anthony Clarke
Anthony Clarke
Deputy Company Secretary